Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number for Related Registration Statement: 333-110830

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the proposed transactions with WellPoint Health Networks Inc. (“WellPoint”) that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to its Annual Report on Form 10-K for the year ended December 31, 2002 and its Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FINAL REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the preliminary registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof, the definitive versions of these materials (when they become available) and any other documents filed by Anthem free of charge at the SEC’s web site, www.sec.gov, or from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903.

PARTICIPANTS IN SOLICITATION

Anthem, its directors and executive officers, and other members of its management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding the participants and their interests in the solicitation. Additional information regarding the interests of Anthem’s participants in the solicitation is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

The following letter was distributed by Anthem, Inc. on January 23, 2004:

Anthem Remains Focused on Serving Our Clients Following Recent Merger Announcement

The announcement that Anthem and WellPoint plan to merge has certainly generated a lot of interest – and newspaper ink. I want to take this opportunity to reinforce Anthem’s commitment to you and your employees. We are very excited about the potential of this merger, and expect to complete the process by mid-2004 following the necessary regulatory and shareholder approvals.

Please be assured that Anthem remains focused on meeting your needs and those of your employees through distinctive customer service. Your satisfaction is of utmost importance to us. For customers, nothing will change at this time. You and your employees will continue to use your membership cards and call the same customer service numbers.

When combined, the new company will be ideally positioned to provide the most innovative products, services and information to customers, their physicians and hospitals. In the meantime, we will continue to operate with a strong local presence in all of our markets, and we will continue to be easily accessible to you. In addition, we believe that health care is local. This merger will create additional opportunities to expand collaborative reimbursement programs that reward physicians and hospitals for clinical quality and excellence that results in improved health for the people we serve, including you, your employees and their families.

The combination of these two companies creates substantial opportunities for operational synergies and cost savings, plus the ability to spread administrative costs over a much larger membership base to help keep premiums affordable. The new company plans to play an even greater leadership role in helping solve our country’s health care issues.

We will continue to provide you with updates as we progress through the process. If you have any questions, please do not hesitate to contact us.

Sincerely,

/s/    Mike Houk

Mike Houk,

President, Anthem Blue Cross and Blue Shield National Accounts

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”) and the combined company after completion of the transactions with WellPoint Health Networks Inc. (“WellPoint”) that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate the merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bioterrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Anthem does not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.